December 8, 2005

VIA TELEFAX (202) 772-9217
Zafar Hasan, Esq.
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      AVVAA World Health Care Products, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 File Number 333-124667

Dear Mr. Hasan:

We represent AVVAA World Health Care Products, Inc. ("AVVAA"). In response to Mr. Oscar Young's verbal comments regarding the above referenced filing, the following are the Company's responses:

Question 1

In the May 31, 2005 10-KSB in paragraph 8 (a) regarding controls and procedures, you need to confirm whether or not the Certifying Officers concluded that the control procedures were effective at May 31, 2005. If so, please state how the Officers came to such conclusion.

Additionally, please disclose whether the error in accounting for the stock options resulted from a failure to properly record, process, summarize, and communicate the options or whether the error occurred as a result of the incorrect financial accounting for such options.

Answer: The Certifying Officers determined that the control procedures were effective at May 31, 2005. The Company is satisfied that adequate control procedures are currently in place and no additional changes to the financial statements are required. During preparation of the February 28, 2005 financial statements, it was discovered that the fair value of certain stock options granted to outside consultants, while properly disclosed in the notes to the financial statements, had not been expensed in the May 31, 2004 financial statements, as required by generally accepted accounting principles ("GAAP"). All of the options were properly recorded, processed, summarized and communicated to management. The error did not occur as a result of any breach of disclosure controls, but rather, as a result of incorrect application of GAAP to the accounting for the consultant stock options.

Section 8(a) of the May 31, 2005 10-KSB has been amended as follows:

     "Our Chief Executive Officer and Chief Financial Officer (collectively the "Certifying Officers") maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is recorded, processed, summarized, and communicated within the time periods specified in the Commission's rules and forms. During preparation of the February 28, 2005 financial statements, it was discovered that the fair value of certain stock options granted to outside consultants, while properly disclosed in the notes to the financial statements, had not been expensed in the May 31, 2004 financial statements, as required by generally accepted accounting principles ("GAAP"). All of the options were properly recorded, processed, summarized and communicated to management. The error did not occur as a result of any breach of disclosure controls but rather, as a result of incorrect application of GAAP to the accounting for consultant stock options. The required amended financial statements were filed in the amended Form 10-KSB for the year ended May 31, 2004.

     The Company's system of disclosure controls and procedures were augmented in September 2004, through the Company obtaining accounting advice from external advisors on technical GAAP issues. The Certifying Officers believe, based on controls in place at May 31, 2005, that the Company's control procedures at May 31 2005 are effective.

     Changes in internal controls

     In July 2005, additional controls and procedures were implemented with respect to stock options granted and common shares issued as approved by the Company's Board of Directors. A separate control log is maintained by the Company's Administrative Accounting Assistant. This log is independently reviewed by the Company's Controller and Chief Accounting Officer. These procedures were executed in July 2005 and carried out retroactively to June 1, 2003. No additional errors were detected."

If you have any questions, please call me.

Very truly yours,

ANSLOW & JACLIN, LLP


BY:   /s/ Richard I. Anslow
      ---------------------
          RICHARD I. ANSLOW